SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bank of Hawaii Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

062540109

(CUSIP Number)

Michael E. O’Neill
130 Merchant Street
Honolulu, HI  96813
1-(888)-643-3888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 062540109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael E. O’Neill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,226,069

	8.	Shared Voting Power 152,273

	9.	Sole Dispositive Power 3,226,069

	10.	Shared Dispositive Power 152,273

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,378,342

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $.01 per share (“Common Stock”), of Bank of Hawaii Corporation, a Delaware corporation (the “Company”).  The Company’s principal place of business is located at 130 Merchant Street, Honolulu, HI  96813.

Item 2.	Identity and Background
(a)	This Schedule 13D is filed on behalf of Michael E. O’Neill.
(b)	Mr. O’Neill’s business address is 130 Merchant Street, Honolulu, HI 96813.
(c)

Mr. O’Neill is the Chairman of the Board, Chief Executive Officer and President of the Company and its principal subsidiary, the Bank of Hawaii (the “Bank”).  Both the Company and the Bank are located at 130 Merchant Street, Honolulu, HI  96813.

(d)	During the last five years, Mr. O’Neill has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Mr. O’Neill was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. O’Neill is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
714,069 of the shares of Common Stock that may be deemed to be beneficially owned by Mr. O’Neill were acquired using Mr. O’Neill’s personal funds.

2,512,000 of the shares of Common Stock that may be deemed to be beneficially owned by Mr. O’Neill are subject to exercisable stock options granted to Mr. O’Neill under the under the Company’s Stock Option Plan of 1994, as amended (the “Plan”), and therefore may be acquired within sixty days.

152,273 of the shares of Common Stock that may be deemed to be beneficially owned by Mr. O’Neill are owned by the Bank of Hawaii Charitable Foundation (the “Foundation”), of which Mr. O’Neill is president.  Mr. O’Neill disclaims beneficial ownership of these shares.

Item 4.	Purpose of Transaction
Mr. O’Neill acquired all of his shares of Common Stock for investment purposes.

Mr. O’Neill is Chairman of the Board, Chief Executive Officer and President of the Company and the Bank.  He intends to continue to participate in the management and operations of the Company in a manner commensurate with these positions.  Mr. O’Neill may from time to time acquire additional shares of Common Stock using personal funds through a broker or in privately negotiated transactions.  Of the shares of Common Stock that Mr. O’Neill may be deemed to own beneficially, 2,512,000 are subject to options that are currently exercisable.  From time to time, Mr. O’Neill also may be granted additional options or restricted stock in consideration of his employment by the Company.

Except as described above, Mr. O’Neill currently has no material plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company’s business or corporate structure;
(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)

Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

Mr. O’Neill may be deemed to own beneficially 3,378,342 shares of Common Stock, which represents approximately 6.0% of the issued and outstanding shares of Common Stock as of November 3, 2003.  As noted above in Item 3, the shares of Common Stock deemed to be owned beneficially by Mr. O’Neill include his exercisable options to purchase Common Stock, as well as 152,273 shares of Common Stock owned by the Foundation of which Mr. O’Neill disclaims beneficial ownership.  The percentage of the issued and outstanding shares of Common Stock is based upon the 55,985,035 shares of Common Stock actually issued and outstanding as of November 3, 2003, plus Mr. O’Neill’s vested options, but not including any other options, whether vested or unvested.

(b)

Of the shares of Common Stock that may be deemed to be owned beneficially by Mr. O’Neill, he has sole voting and dispositive power over 3,226,069 shares, including those which he may acquire pursuant to exercisable options, and shared voting and dispositive power over 152,273 shares, representing the shares owned by the Foundation of which he disclaims beneficial ownership.  Mr. O’Neill shares voting and dispositive power over the Foundation’s shares with the other members of the Foundation's Board of Directors.

(c)

Mr. O’Neill effected no transactions in Common Stock during the last sixty days, except as follows.  On October 27, 2003 Mr. O’Neill gifted 27,088 Common Stock to a non-profit charitable organization. The shares had a market value of $36.79 per share on that date. On November 3, 2003, options to purchase 737,333 shares that were granted to Mr. O’Neill on November 3, 2000 in consideration of his employment by the Company became exercisable at an exercise price of $13.5625 per share.

(d)

The Board of Directors of the Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Foundation, of which Mr. O’Neill disclaims beneficial ownership.  Except for the foregoing, Mr. O’Neill knows of no other person has the right to receive who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock which he may be deemed to beneficially own.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. O’Neill’s options are subject to the terms and conditions of the Company’s Stock Option Plan of 1994, as amended, and his individual option and restricted stock grant agreements there under.  Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. O’Neill and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1.	The Company’s Stock Option Plan of 1994 (incorporated by reference from the Company’s Registration Statement on Form S-8, Reg. No. 33-54777, as filed on July 28, 1994).
2.

The Company’s Stock Option Plan of 1994 Amendment 97-1 (incorporated by reference from Exhibit 10.13 to the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 1998, as filed on March 1, 1999 (the “1998 10-K”).

3.

The Company’s Stock Option Plan of 1994 Amendment 97-2 (incorporated by reference from Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A for the 1998 Annual Meeting of Shareholders, as filed on March 13, 1998.

4.

The Company’s Stock Option Plan of 1994 Amendment 99-1 (incorporated by reference from Exhibit 10.10 to the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as filed on March 8, 2001 (the “2000 10-K”)).

5.	The Company’s Stock Option Plan of 1994 Amendment 99-2 (incorporated by reference from Exhibit 10.15 to the 1998 10-K).
6.	The Company’s Stock Option Plan of 1994 Amendment 2000-1 (incorporated by reference to Exhibit 10.12 to the 2000 10-K).
7.	The Company’s Stock Option Plan of 1994 Amendment 2000-2 (incorporated by reference from Exhibit 10.13 to the 2000 10-K).

8.	The Company’s Stock Option Plan of 1994 Amendment 2000-3 (incorporated by reference from Exhibit 10.14 to the 2000 10-K).
9.

The Company’s Stock Option Plan of 1994 Amendment 2001-1 (incorporated by reference from Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (as filed on March 8, 2002) (the “2001 10-K”)).

10.	The Company’s Stock Option Plan of 1994 Amendment 2001-2 (incorporated by reference from Exhibit 10.20 to the 2001 10-K).
11.

The Company’s Stock Option Plan of 1994 Amendment 2002-1 (incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (as filed on February 28, 2003)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2003
Date
/s/ Michael E. O’Neill
Signature
Michael E. O’Neill Chairman, CEO & President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations  (See 18 U.S.C. 1001)